Exhibit 99.14

THIRD AMENDMENT TO COMMITMENT AGREEMENT

THIS THIRD AMENDMENT to the commitment agreement dated February 4, 2022, as amended on May 5, 2022, as further amended on November 7, 2023 (collectively, the “Commitment Agreement”) between Brookfield Corporation (formerly Brookfield Asset Management Inc.), a corporation existing under the laws of the Province of Ontario (“BN”) and Brookfield Business Partners L.P., a limited partnership existing under the laws of Bermuda (“BBU”) is made as of the 4th day of November, 2025 and effective as of February 4, 2025. Capitalized terms used but not defined herein shall have the meanings given to them in the Commitment Agreement.

WHEREAS pursuant to the Commitment Agreement, BN agreed to subscribe for, or cause one or more affiliates of BN to subscribe for, during the Commitment Period, up to one billion five hundred million dollars ($1,500,000,000) of Preferred Securities of one or more of the BBU Subsidiary Issuers, on the terms and conditions set forth therein;

WHEREAS as of the date hereof affiliates of BN have subscribed for an aggregate of one billion four hundred and seventy-five million dollars ($1,475,000,000) of Preferred Securities; and

WHEREAS BN and BBU wish to extend the Commitment Period to December 31, 2026 with effect from February 4, 2025.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

1.	Amendment to Section 1.1.6

Section 1.16 of the Commitment Agreement is hereby deleted in its entirety and replaced with the following:

“1.1.6	“Commitment Period” means the period commencing on the date hereof and ending on December 31, 2026;”

2.	Representations and Warranties

2.1	BN hereby represents and warrants to BBU that:

2.1.1	it is validly organized and existing under the laws of the Province of Ontario;

2.1.2	it has the power, capacity and authority to enter into this Amendment and to perform its duties and obligations hereunder;

2.1.3	it has taken all necessary action to authorize the execution, delivery and performance of this Amendment;

2.1.4	the execution and delivery of this Amendment by it and the performance by it of its obligations hereunder do not and will not contravene, breach or result in any default under its articles, by-laws, constituent documents or other organizational documents; and

2.1.5	no authorization, consent or approval, or filing with or notice to any Person is required in connection with the execution, delivery or performance by it of this Amendment; and this Amendment constitutes a valid and legally binding obligation of it enforceable against it in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization and other laws of general application limiting the enforcement of creditors’ rights and remedies generally and (ii) general principles of equity, including standards of materiality, good faith, fair dealing and reasonableness, equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

2.2	Brookfield Business Partners Limited (the “General Partner”), in its capacity as the general partner of BBU, hereby represents and warrants to BN that:

2.2.1	each of BBU and the General Partner is validly organized and existing under the relevant laws governing its formation and existence;

2.2.2	the General Partner has the power, capacity and authority to enter into this Amendment and to perform its duties and obligations hereunder on behalf of BBU;

2.2.3	the General Partner has taken all necessary action to authorize the execution, delivery and performance of this Amendment on behalf of BBU;

2.2.4	the execution and delivery of this Amendment by the General Partner on behalf of BBU and the performance by BBU of its obligations hereunder do not and will not contravene, breach or result in any default under the organizational documents of the General Partner or BBU, as applicable;

2.2.5	no authorization, consent or approval, or filing with or notice to any Person is required in connection with the execution, delivery or performance by the General Partner on behalf of BBU of this Amendment; and

2.2.6	this Amendment constitutes a valid and legally binding obligation of BBU enforceable against it in accordance with its terms, subject to: (i) applicable bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization and other laws of general application limiting the enforcement of creditors’ rights and remedies generally; and (ii) general principles of equity, including standards of materiality, good faith, fair dealing and reasonableness, equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

3.	Governing Law

This Amendment shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

4.	General

4.1	Notwithstanding Section 5 of the Commitment Agreement and any prior expiration of the Commitment Period, the terms and conditions of the Commitment Agreement, including Section 2 and Section 3 therein, remain in full force and effect. Except as modified herein, all terms and conditions of the Commitment Agreement shall remain in full force and effect.

4.2	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

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IN WITNESS WHEREOF the parties hereto have executed this Amendment as of the date first written above.

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
	Name:	Swati Mandava
	Title:	Managing Director, Legal & Regulatory

BROOKFIELD BUSINESS PARTNERS L.P. by its general partner BROOKFIELD BUSINESS PARTNERS LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary